April 22, 2011

VIA EDGAR AND FACSIMILE

Mr. David Lin

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-4720

Re:	TMX Finance LLC
TitleMax Finance Corporation
Registration Statement on Form S-4
File No. 333-172244 and -01 to -12

Mr. Lin:

In accordance with Rule 461, TMX Finance LLC, TitleMax Finance Corporation and their subsidiary guarantor co-registrants (collectively, the “Company”) hereby respectfully request acceleration of the effective date of the above-captioned registration statement on Form S-4, as amended (the “Registration Statement”), so that the Registration Statement will be declared effective at 4:00 p.m. Eastern Time on April 22, 2011, or as soon thereafter as practicable.

Because the Registration Statement relates to an exchange offer of notes by the Company, there are no underwriters in connection with the registration and therefore no request for acceleration by an underwriter has been filed herewith pursuant to Rule 461.

In requesting acceleration of the effective date of the Registration Statement, the Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert the staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Hill Jeffries or Chris Tuten, each of Alston & Bird LLP, at (404) 881-7823 or (404) 881-7828, respectively, with any questions. In addition, please notify Mr. Jeffries or Mr. Tuten when this request for acceleration has been granted.

Very truly yours,

TMX FINANCE LLC

TITLEMAX FINANCE CORPORATION

By:	/s/ Donald E. Thomas
Name: Donald E. Thomas Title: Chief Financial Officer

cc:	Mr. Todd Schiffman

Mr. Amit Pande

Ms. Babette Cooper

(Securities and Exchange Commission)

Mr. Hill Jeffries

Mr. Chris Tuten

(Alston & Bird LLP)

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